Harleysville Group Inc.

A National Network of Regional Insurers

Walter R. Bateman
Chairman of the Board,
President & CEO
355 Maple Ave.
Harleysville, PA 19438-2297

March 24, 2000

Dear Harleysville Group Inc. Stockholder:

You are cordially invited to attend the Annual Meeting of the Stockholders of Harleysville Group Inc. at the Company's headquarters, 355 Maple Avenue, Harleysville, Pennsylvania on Wednesday, April 26, 2000, at 10:00 A.M.

At the meeting, stockholders will vote on three items of business. Those items and the vote the Board of Directors recommends are:

	Item	Recommended Vote
1.	Election of three directors	FOR
2.	Approval of the Long Term Incentive Plan	FOR
3.	Approval of the Excess Stock Purchase Plan	FOR

We will also review Harleysville Group Inc.'s 1999 performance and will be pleased to answer your questions about the Company. Enclosed with this proxy statement are your proxy card and the 1999 Annual Report.

We look forward to seeing you on April 26, 2000. Whether or not you plan to attend the meeting in person, it is important that you complete and return the enclosed proxy card in the envelope provided in order that your shares can be voted at the meeting as you have instructed.

Sincerely,

Walter R. Bateman

Harleysville Group Inc.

A National Network of Regional Insurers

Roger A. Brown
Secretary
355 Maple Ave.
Harleysville, PA 19438-2297

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 26, 2000

To the Stockholders of
HARLEYSVILLE GROUP INC.

The Annual Meeting of Stockholders of HARLEYSVILLE GROUP INC. will be held at 10:00 A.M., Wednesday, April 26, 2000 at its headquarters at 355 Maple Avenue, Harleysville, Pennsylvania 19438, for the following purposes:

1. To elect three Class B directors;
2. To approve the Long Term Incentive Plan;
3. To approve the Excess Stock Purchase Plan; and
4. To transact such other business as may properly be presented.

Your Board recommends a vote to elect the nominated directors and to approve the Long Term Incentive and Excess Stock Purchase Plans.

The Board of Directors has fixed the close of business on March 8, 2000 as the record date for determining the stockholders entitled to vote at the Annual Meeting.

For further information on the individuals nominated as directors, please read the proxy statement that follows.

This notice, the proxy statement, the proxy card and the 1999 Annual Report to Stockholders are being distributed to stockholders on or about March 24, 2000.

By Order of the Board of Directors,

Roger A. Brown

March 24, 2000
Harleysville, Pennsylvania

Table of Contents

ANNUAL MEETING OF STOCKHOLDERS

Purpose of Proxy Statement

The Board of Directors of Harleysville Group is soliciting your proxy for voting at the Annual Meeting of Stockholders to be held April 26, 2000 at the headquarters of the Company. This proxy statement has been mailed to stockholders on March 24, 2000.

Matters to be Voted Upon

At the Annual Meeting, stockholders will vote on the election of three directors, Michael L. Browne, Frank E. Reed and Jerry S. Rosenbloom and approvals of the Long Term Incentive Plan and Excess Stock Purchase Plan.

The Board of Directors knows of no other matters to be presented for stockholder action at the meeting. If other matters are properly presented at the meeting, your signed and dated proxy card authorizes Roger A. Brown, Bruce J. Magee and Catherine B. Strauss to vote your shares in accordance with their best judgment.

Voting Procedures

Who May Vote

Stockholders as of the close of business on March 8, 2000 (the Record Date) are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote.

How to Vote

Stockholders may vote

- In person at the meeting, or
- By mail by completing and returning the proxy card

Vote Needed for Election of Directors and Approval of Long Term Incentive Plan and Excess Stock Purchase Plan

The three nominees for directors receiving the highest number of votes will be elected. The Long Term Incentive Plan and the Excess Stock Purchase Plan will each be approved if each receives affirmative votes representing a simple majority of all shares present and entitled to vote. As of the Record Date, Harleysville Mutual Insurance Company owned 16,352,176 shares (or approximately 56.6%) of Harleysville Group's outstanding stock. Harleysville Mutual has advised Harleysville Group that it will vote in favor of the election of the nominated directors and for approval of the Long Term Incentive Plan and the Excess Stock Purchase Plan. As a result, the nominated directors will be elected and the Long Term Incentive Plan and the Excess Stock Purchase Plan will be approved regardless of the votes of the other stockholders.

Quorum to Transact Business

A quorum for the transaction of business at the Annual Meeting consists of the majority of the issued and outstanding shares of the Company's common stock, present in person or represented by proxy. As of the Record Date, 28,890,846 shares of Harleysville

Group’s common stock were issued and outstanding. If you attend in person and indicate your presence, or mail in a properly signed and dated proxy card, you will be part of the quorum.

Voting of Shares via Proxy

If you have submitted a properly executed proxy by mail and are part of the quorum, your shares will be voted as you indicate. However, if you sign, date and mail in your proxy card without indicating how it should be voted on the election of the directors or approval of the Long Term Incentive Plan or Excess Stock Purchase Plan, your shares will be voted in favor of the election of the three nominated directors and for approval of the two Plans. If you sign, date and mail your proxy card and withhold voting for any or all of the nominated directors (as explained on the proxy card), your vote will be recorded as being withheld but it will have no effect on the outcome of the election. A proxy card marked ‘‘abstain’’ regarding approval of the Long Term Incentive Plan or Excess Stock Purchase Plan will not be voted on that item, but such a proxy will be included as present and entitled to vote for determining whether the item has been approved. Broker non-votes are not so included. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on others because the broker does not have authority to do so.

Revocation of Proxy

If you later decide to revoke or change your proxy, you may do so by: (1) sending a written statement to that effect to the Secretary of the Company; or (2) submitting a properly signed proxy with a later date; or (3) voting in person at the Annual Meeting.

Substantial Owners of Stock

In addition to Harleysville Mutual, Dimensional Fund Advisers Inc., and Capital Group International, Inc. each own 5% or more of Harleysville Group common stock. Please see the chart on page 17 for more details.

Duplicate Proxy Statements and Cards

You may receive more than one proxy statement, proxy card or Annual Report. This duplication will occur if title to your shares is registered differently or your shares are in more than one type of account maintained by ChaseMellon Shareholder Services, the Company’s transfer agent. To have all your shares voted, please sign and return all proxy cards. If you wish to have your accounts registered in the same name(s) and address, please call ChaseMellon Shareholder Services at 1-800-851-9677, or contact ChaseMellon through its website: www.chasemellon.com.

Other Information

Stockholder Proposals

An eligible stockholder who wants to have a qualified proposal considered for inclusion in the proxy statement for the 2001 Annual Meeting of Stockholders must notify the Secretary of the Company. The proposal must be received at the Company’s offices no later than November 27, 2000. A stockholder must have been a registered or beneficial owner of at least 1% of the Company’s outstanding common stock or stock with a market

value of $2,000 for at least one year prior to submitting the proposal, and the stockholder must continue to own such stock through the date the Annual Meeting is held. A stockholder who has not timely submitted a proposal for inclusion in the proxy statement and who plans to present a proposal at the 2001 Annual Meeting of Stockholders must provide notice of the matter to the Secretary of the Company by February 6, 2001, or the persons authorized under management proxies will have discretionary authority to vote and act according to their best judgment on said matter.

Expenses of Solicitation

Harleysville Group pays the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited personally, by telephone or other electronic means by Harleysville Group officers and employees without additional compensation. Harleysville Group pays all costs of solicitation, including certain expenses of brokers and nominees who mail proxy material to their customers or principals.

Independent Public Accountants

Representatives of KPMG LLP, the independent public accountants that audited Harleysville Group's 1999 financial statements, will attend the Annual Meeting. They will have the opportunity to make a statement, if they desire to do so, and will respond to any appropriate questions presented by stockholders.

BOARD OF DIRECTORS

Corporate Governance Practices

In order to promote the highest standards of management for the benefit of stockholders, the Board of Directors of Harleysville Group follows certain governance practices regarding how the Board conducts its business and fulfills its duties. These practices are:

Board Size and Composition

The Board presently consists of 9 directors comprised of 8 non-employee directors and one employee director. The Board believes that the Board should consist of at least 7 directors and that, because some members of the Board are also members of the Board of Harleysville Mutual, the total individuals comprising the two Boards should be no more than 12. The Board further believes that of the maximum total board membership of 12, no more than 3 should be employee directors.

Qualifications of Directors

The Board is responsible for identifying candidates to be directors. The Nominating Committee, with input from the Chairman and the Chief Executive Officer, screens director candidates. In overseeing candidates for election, the Committee, and subsequently the Board, looks for those with the skills, time and motivation to serve as a director. The Committee seeks individuals with integrity, mature and independent judgment, analytical

ability, objective and sound business judgment, familiarity with issues important to the Company, absence of conflicts of interest, ability to work with others and social consciousness, among other characteristics. There are currently no relationships between a non-employee director and Harleysville Group or any other entity that would be construed as compromising the independence of any director.

Director Retirement

It is Board policy that an employee director should resign as a director upon resignation or retirement from employment with Harleysville Group, unless the Nominating Committee requests the individual to remain as a director. Each director, pursuant to the by-laws of the Company, must retire from the Board at the next annual meeting following his or her 72nd birthday.

Stock Ownership

Each director is expected to have a significant investment in the Company's common stock. To assist in this goal, the Company, with stockholder approval, grants stock options and offers a stock purchase plan to directors. (See pages 10 and 11 for details).

Leadership

The Board retains the right to exercise the judgment to combine or separate the offices of the Chairman of the Board and the Chief Executive Officer. Currently, the Chairman of the Board is also the Chief Executive Officer.

Performance Evaluations

Each year the non-employee directors of the Company meet to review the Chief Executive Officer's performance. Each such director prepares a written evaluation of the Chief Executive Officer's performance which is submitted to the Chairman of the Compensation and Personnel Development Committee who compiles a report of the views of the non-employee directors. The non-employee directors then meet in an executive session to discuss the Chief Executive Officer's performance and to agree on the content of the appraisal which the members of the Compensation and Personnel Development Committee later review with the Chief Executive Officer.

In addition, each year the Nominating Committee conducts an assessment of the Board's effectiveness and makes a report on that subject to the Board, along with any recommendations to modify the Company's Corporate Governance Practices.

Director Compensation

Annually, Harleysville Group's management presents a report to the Compensation and Personnel Development Committee that compares the compensation of Harleysville Group's Board to compensation of directors at peer companies, which are benchmarks for the Company's financial performance.

Board Agendas and Meetings

The Chairman and Chief Executive Officer establishes the agendas for Board meetings but each director is free to suggest items for the agenda, and each director is free to raise subjects at any Board meeting that are not on the agenda for that meeting. The Executive Committee of the Board reviews and approves Harleysville Group's yearly operating plan and specific financial goals at the start of each year, and the Board monitors performance throughout the year. The Board also reviews long-range strategic issues at regular Board meetings as well as at periodic meetings devoted solely to strategic issues.

Executive Sessions of Outside Directors

The non-employee directors meet in executive sessions to review the performance of the Chief Executive Officer and to review recommendations of the Compensation and Personnel Development Committee concerning compensation for the employee directors.

Audit Committee

The Audit Committee, which adopted a charter in 1999, consists of three members all of whom satisfy the definition of independent directors established by both the Nasdaq Stock Market and state insurance regulatory requirements. All members are financially knowledgeable as prescribed by the Nasdaq Stock Market.

Audit Committee Report

Prior to the release of the Company's financial statements for 1999, which are contained in the Company's Annual Report, the Audit Committee reviewed and discussed the audited financial statements with management. The Committee also discussed with KPMG LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standard No. 61. The Committee has received from KPMG the written disclosures and the letter required by Independence Standards Board Standard No. 1 and has discussed KPMG's independence with KPMG. Based on the review of the financial statements and discussions with management and KPMG as described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for 1999.

Joseph E. McMenamin, Chairman
Lowell R. Beck
Michael L. Browne

Item 1. Election of Directors

Harleysville Group's Board of Directors currently consists of 9 directors, but after the retirement of William E. Strasburg as of the Annual Meeting in April 2000 will consist of 8 directors. Each director is elected for a three-year term, except that if a nominee will attain the age of 72 within the next two years following such nominee's election, such nominee will be nominated for a term of one or two years, as the case may be, to expire on the first Annual Meeting date following the nominee's reaching age 72. The Board of Directors is divided into three classes. The current three-year terms of Class A, B and C directors expire in the years 2001, 2000 and 2002, respectively.

Three Class B directors are to be elected at the 2000 Annual Meeting. The nominees are:

Name	Age	Director Since	Year Term will Expire if Elected
Michael L. Browne	53	1986	2003
Frank E. Reed	65	1986	2003
Jerry S. Rosenbloom	60	1999	2003

Your Board of Directors recommends a vote "FOR" the Nominated Directors.

If a nominee is unavailable for election, stockholders will vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the meeting.

Directors continuing in office are:

Name	Class	Age	Director Since	Year Term Will Expire
Lowell R. Beck	A	65	1996	2001
Robert D. Buzzell	A	66	1992	2001
Joseph E. McMenamin	A	68	1999	2001
Walter R. Bateman	C	52	1992	2002
Mirian M. Graddick	C	45	2000	2002

Biographies of Director Nominees and Directors Continuing in Office

Mr. Browne was elected a director of Harleysville Group in 1986. From 1980 to 1983, Mr. Browne was the Insurance Commissioner of the Commonwealth of Pennsylvania. In 1983, Mr. Browne joined the law firm of Reed, Smith, Shaw & McClay in Philadelphia, Pennsylvania, as a partner. He has been a managing partner since January 1993.

Mr. Reed was elected a director of Harleysville Group in 1986 and has been a director of Harleysville Mutual since 1985. From 1984 to March 1990, Mr. Reed served as President and Chief Operating Officer of First Pennsylvania Corporation and First Pennsylvania Bank, Philadelphia, Pennsylvania. Beginning in March 1990, as a result of a merger between First Pennsylvania Corporation and CoreStates Financial Corp., Mr. Reed became President and Chief Executive Officer of CoreStates Philadelphia National Bank.

Mr. Reed retired from that position in March 1995. Mr. Reed was Chairman of the Board and a director of 360° Communications Company until its merger in July 1998 with Alltel Corporation, of which he is now a director.

Dr. Rosenbloom, who has been a director of Harleysville Mutual since 1995, became a director of Harleysville Group in 1999. Dr. Rosenbloom is the Frederick H. Ecker Professor of Insurance and Risk Management at the Wharton School of the University of Pennsylvania, a position he has held since 1978. He also served as Chairman of the Department of Insurance and Risk Management at Wharton from 1989 until 1994. Dr. Rosenbloom is a director of Mutual Risk Management, Ltd., Terra Nova Holdings, Ltd., and Annuity and Life Re and a trustee of Century Shares Trust (a mutual fund).

Mr. Beck was elected a director of Harleysville Group in 1996. From 1982 until his retirement in 1996, Mr. Beck was President and Chief Executive Officer of the National Association of Independent Insurers, an insurance industry trade group headquartered in Des Plaines, Illinois. Prior to 1982 he served in various executive capacities with the American Bar Association in Chicago, Illinois.

Dr. Buzzell was elected a director of Harleysville Group in 1992 and Harleysville Mutual in 1991. Dr. Buzzell is currently Distinguished Visiting Professor of Marketing at Georgetown University where he began teaching in 1998. From 1993 to 1998 he was Distinguished Professor of Marketing, George Mason University, School of Business Administration, Fairfax, Virginia. Prior to that position, he was Sebastian S. Kresge Professor of Business Administration at Harvard University, Graduate School of Business Administration. Dr. Buzzell currently serves on the Board of Directors of VF Corporation.

Mr. McMenamin became a director of Harleysville Group and Harleysville Mutual in 1999. Mr. McMenamin was President and Chief Operating Officer of the Keystone Insurance Companies, Philadelphia, Pennsylvania from 1983 until he retired in 1996. He served as a Board member of the Keystone Insurance Companies until December 1998 when he joined the Harleysville boards.

Mr. Bateman, who was elected Chairman of the Board of both Harleysville Group and Harleysville Mutual in 1998, has served as a director of Harleysville Group and Harleysville Mutual since 1992 when he was also elected President and Chief Operating Officer of both companies. Mr. Bateman was elected Chief Executive Officer of Harleysville Group and Harleysville Mutual, effective January 1, 1994. From 1988 to 1991, Mr. Bateman was in charge of field operations for Harleysville Group and Harleysville Mutual. He was Executive Vice President of both companies and responsible for all insurance operations from 1991 to 1992.

Ms. Graddick was elected a director of Harleysville Group in February 2000. She is Executive Vice President of Human Resources of the AT&T Corp., Basking Ridge, New Jersey, a position she assumed in March 1999. Previously, she had been Vice President with various Human Resource responsibilities since 1994. Prior to that, she held various executive positions with AT&T where she commenced working in 1981.

Board and Committee Meetings

The Board met seven times in 1999. A description of each standing Board Committee follows the table of members and meetings. Each director has attended at least 75% of all Board and Committee meetings on which he or she served.

1999 BOARD COMMITTEE MEMBERS & MEETINGS

Name	Audit	Compensation & Personnel Development	Coordinating	Executive	Finance	Nominating
Walter R. Bateman				X*	X*	
Lowell R. Beck	X		X			X
Michael L. Browne	X	X	X	X	X	
Robert D. Buzzell		X				X*
Joseph E. McMenamin	X*				X	
Frank E. Reed			X*	X	X	
Jerry S. Rosenbloom		X		X		
William E. Strasburg		X*		X		
Number of Meetings in 1999	4	9	1	2	6	3

*Denotes Chairperson of the Committee.

The Audit Committee:

- reviews and discusses the audited financial statements with management and the Company's independent auditors and reports to the Board on those statements;
- reviews the performance and independence of Harleysville Group's independent auditors;
- makes an annual recommendation to the Board of Directors with respect to the appointment of such auditing firm;
- approves the general nature of the services to be performed by such auditing firm and solicits and reviews the auditing firm's recommendations;
- consults with Harleysville Group's internal audit department; and
- reviews the relationships among that department, Harleysville Group's management and Harleysville Group's independent auditors.

The Compensation and Personnel Development Committee:

- reviews and determines compensation policies;
- reviews and recommends executive compensation changes;
- establishes awards under and determines participants in the Equity Incentive Plan, the Senior Management Incentive Bonus Plan, and the Long Term Incentive Plan; and
- oversees Harleysville Group's management development and succession program.

The Coordinating Committee:

- reviews material transactions between Harleysville Group and Harleysville Mutual; and
- is currently composed of two individuals who are solely Harleysville Group directors and three individuals who are solely Harleysville Mutual directors plus a chairperson who is on the board of both companies. No material inter-company transaction can occur until both a majority of Harleysville Group directors and a majority of Harleysville Mutual directors on the Committee approve a transaction. The decisions of the Coordinating Committee are binding on Harleysville Group and Harleysville Mutual.

The Executive Committee:

- meets during the intervals between meetings of the Board of Directors and has the right and authority to exercise the full powers of the Board of Directors.

The Finance Committee:

- establishes overall investment policies and guidelines; and
- reviews and approves investments made by Harleysville Group.

The Nominating Committee:

- considers and recommends nominees to the Board for election as a director;
- assesses the effectiveness of the Board and corporate governance practices; and
- will consider recommendations for nominees from stockholders, who submit such recommendations in writing to the Secretary of Harleysville Group.

Compensation of Directors

Employee directors receive no additional compensation for serving on the Board or a Committee.

Non-employee directors receive the following fees:

Type of Compensation	As of April 1999	As of April 2000
Annual Retainer	$21,000	$21,000
Board Attendance Fee per Meeting	$ 1,250	$ 1,250
Committee Attendance Fee per Meeting	$ 1,000	$ 1,000
Attendance Fee for Additional Meetings per Day	$ 650	$ 650
Annual Retainer for Committee Chair	$ 3,500	$ 4,000

Non-employee directors are reimbursed for out-of-pocket expenses. A non-employee director who serves on both the Harleysville Group and Harleysville Mutual Boards receives only one retainer and, if the Boards or the same Committees of Harleysville Group and Harleysville Mutual meet on the same day, the non-employee director receives only one attendance fee. In either case, the retainer or attendance fee is allocated equally to Harleysville Group and Harleysville Mutual.

Stock Acquisition Programs

Directors' Stock Option Programs

In 1990, Harleysville Group adopted the 1990 Directors' Stock Option Program (the ''1990 Program''), which provided for the issuance of an aggregate of 94,500 shares of common stock, subject to adjustment for stock splits or other changes. Under the 1990 Program, non-qualified stock options to purchase 6,300 shares were awarded to all non-employee directors of Harleysville Group and Harleysville Mutual during the period 1990 through May 1994. The options vested and became exercisable at the rate of 20% per year of active Board service. The option price per share is 100% of the fair market value of a share of common stock on the date of grant and the term of each option is ten years. The 1990 Program is administered by the Compensation and Personnel Development Committee of the Board of Directors of Harleysville Group. The Committee had no discretion with regard to the eligibility or selection of directors to receive options under the 1990 Program, the number of shares of stock subject to such options under the 1990 Program, or the purchase price thereunder. On February 1, 2000, there were 18,900 shares subject to such options outstanding under this program and the range of per share exercise prices was $7.50 to $14.00. The 1990 Program does not provide for stock appreciation rights.

In 1994, Harleysville Group adopted the 1995 Directors' Stock Option Program (the ''1995 Program''), which provided for the issuance of an aggregate of 130,000 shares of common stock subject to adjustment for stock splits or other changes. Except for options already granted under the 1990 Program, the 1995 Program superseded the 1990 Program. Under the 1995 Program, on May 24, 1995, each non-employee director of Harleysville Group and Harleysville Mutual received a one-time grant of 10,000 non-qualified stock options, less the amount of non-vested options, if any, under the 1990 Program on May 24, 1995 at the then fair market value and option price of $12.50. A newly elected non-employee director or an employee director who became a non-employee director of Harleysville Group or Harleysville Mutual would also receive a one-time grant of 10,000 non-qualified stock options at the first May Board meeting following his or her election or becoming a non-employee director. The total options granted to date are 122,440 with 88,740 still outstanding. The options vest at the rate of 20% per year of active Board service with the first 20% vesting as of the date of grant, although no option is exercisable

until six months after the date of grant. The term of each option is ten years. The 1995 Program is administered by the Compensation and Personnel Development Committee of the Board of Directors of Harleysville Group. The Committee has no discretion with regard to the eligibility or selection of directors to receive options under the 1995 Program, the number of shares of stock subject to such options under the 1995 Program, or the purchase price thereunder. The 1995 Program does not provide for stock appreciation rights.

In 1999, Harleysville Group adopted the Year 2000 Directors' Stock Option Program (the "Y2000 Program"), which provides for the issuance of an aggregate of 123,500 shares of common stock subject to adjustment for stock splits or other changes. Except for options already granted under the 1995 Program, the Y2000 Program will supersede the 1995 Program. Under the Y2000 Program, at each May Board meeting from 2000 through 2004, each non-employee director of Harleysville Group and Harleysville Mutual will receive a grant of 2,500 non-qualified stock options, less the amount of options each may have, if any, under the 1995 Program that vest in that year, at the current fair market value. No options have been granted to date with all 123,500 options still outstanding. The options will vest immediately, although no option is exercisable until six months after the date of grant. The term of each option will be ten years. The Y2000 Program will be administered by the Compensation and Personnel Development Committee of the Board of Directors of Harleysville Group. The Committee has no discretion with regard to the eligibility or selection of directors subject to such options under the Y2000 Program, the option price thereunder or the number of shares granted to a director each May. The Y2000 Program does not provide for stock appreciation rights.

Directors' Equity Award Program

Each Harleysville Group Board member who was a Board member on April 25, 1996 and remained an active Board member on August 28, 1996 received a grant of 5,646 shares of Harleysville Group common stock restricted against transfer and subject to forfeiture until the first to occur of his or her retirement from the Board after attaining age 72, death or disability. A total of 45,168 shares were awarded to eight directors who possess the right to vote the shares and receive dividends thereon. Concurrently, the Board determined that it would no longer elect any current or future director as a Director Emeritus. Formerly, a director of Harleysville Group, upon ceasing to be a Board member as of the annual meeting following attainment of age 72, in accordance with the by-laws, was eligible to be elected a Director Emeritus for up to three one-year terms. Director Emeriti were paid a retainer and attendance fees for attendance at the Board meetings with re-election being contingent upon satisfactory attendance at the Board meetings. Directors' current holdings of restricted stock are set forth on the chart on page 19.

Directors' Stock Purchase Plan

In 1996, Harleysville Group adopted the Directors' Stock Purchase Plan, which permits non-employee directors of Harleysville Group and Harleysville Mutual to purchase Company stock at the lower of 85% of the fair market value of the shares at the start or end of a six-month subscription period, which runs from July 15 to January 14, and January 15 to July 14. Directors are permitted to contribute, through withholding from fees or a lump sum payment, up to $20,000 per subscription period with the number of shares, including fractional shares, purchased being equal to the dollar amount contributed, divided by the purchase price. Two hundred thousand shares of Harleysville Group common stock have been reserved for this program. During the seven subscription periods since its inception, a total of 58,358 shares have been purchased by directors. The Plan provides for up to 20 subscription periods.

Item 2. Approval of the Long Term Incentive Plan

On November 17, 1999, the Board of Directors adopted, subject to stockholder approval at the 2000 Annual Meeting, a revised Long Term Incentive Plan for senior officers of the Company. The purpose of the revision was to add a stock component to the existing cash award to better align senior officers' efforts with stockholders by providing that a significant portion of any Long Term Incentive Plan award opportunity earned would be in Company stock. It is intended that this Plan satisfy both the requirements under Section 162(m) of the Internal Revenue Code of 1986 and Section 16(b) of the Securities Exchange Act of 1934.

Operation of the Plan

The Plan will have rolling three-year performance periods commencing each January 1 and ending on December 31 of the third year. The senior officers selected to participate in the Plan by the Compensation and Personnel Development Committee of the Board of Directors will receive individual award opportunities based upon the Company's Total Shareholder Return (''TSR'') over that three-year period relative to a peer group of no less than 50 companies that are primarily or wholly in the property/casualty industry. The size of the award that each senior officer receives will depend upon a relative ranking of TSR within that peer group. The target levels for the participants shall be determined generally by the Committee for each three-year period prior to the beginning of the period but in no event later than March 30 of the first year of each three-year period.

For each three-year period the Committee shall determine a target award for each participant. The target award will have both a cash component and a stock component as determined for each participant by the Committee. No award will be paid if the TSR is lower than the 35th percentile; 50% of the Target Award shall be paid if TSR is at the 35th percentile; 100% of the Target Award will be paid if the TSR is at the 50th percentile; and 150% of the Target Award shall be paid if the TSR is at the 80th percentile or above. To the extent that the TSR falls between the specified figures the Target Award shall be interpolated.

The maximum cash amount paid to a participant for any three-year performance period shall not be more than $750,000, and the maximum shares of stock issued to any participant for any three-year performance period shall not be more than 100,000 shares.

At the end of the three-year period and after determination of the relative peer group ranking, but prior to payment of the awards, the Committee shall review the TSR for the three-year period just completed and certify in writing or in the minutes of the Committee meeting that the Company has attained a TSR level entitling participants to a payout.

At the end of each three-year period the Committee may, for good reason, prior to payment, increase or decrease the payouts by 10% of the Target Award, provided that the maximum award payout shall never exceed 150% of the target award. The Committee can also make an award of 10% of the Target Award if no award is otherwise payable. Nevertheless, this discretion may not apply to any award provided to the Chief Executive Officer or any other officer to the extent it would adversely impact the tax status of the Plan or the deduction for the Company.

After the amount of stock award is determined and any discretionary adjustment has been made, the amount of stock delivered to a participant shall be increased by imputing

dividends paid by the Company each quarter during the three-year period to such number of shares with the immediate reinvestment of such dividends into additional shares.

The payment of the cash component of the award shall be made as soon practicable after the Committee's certification for each three-year period, although a participant may elect to defer receipt of the award pursuant to the Company's Non-qualified Deferred Compensation Plan in compliance with Internal Revenue Service requirements. Payment of shares of stock so earned shall also be made as soon as practicable after the Committee certification. A recipient may satisfy his or her tax withholding on the shares so earned by having shares withheld equal in fair market value to the withholding obligation or delivering already owned shares of Company stock equal in fair market value to the amount sought to be withheld or any combination of the two, so long as there is no accounting charge to the Company's earnings as a result. Alternatively, in conformance with IRS requirements, a participant may elect to defer delivery of shares of stock for either three, five or ten years or until termination of employment. If a participant elects to defer receipt of shares, there shall be no imputed dividends during the period of deferral nor shall a participant exercise any other rights of ownership.

Upon termination of employment of a participant for any reason other than retirement, death or disability, all awards of such participant shall immediately expire. If a participant retires, dies or becomes disabled, the award shall be payable at the end of the performance period on a pro rata month-completed basis.

The shares available under the Long Term Incentive Plan may be either authorized but unissued shares or treasury shares reacquired by the Company. Distribution of shares will be made only after the registration of such shares with the Securities and Exchange Commission or pursuant to exemptions from registration under applicable Securities and Exchange Commission rules and regulations.

The Long Term Incentive Plan will be administered by the Committee, which will have general authority to interpret provisions of the Long Term Incentive Plan and enact such rules and regulations that it shall deem desirable for the administration of the Plan; provided however, the Committee shall have no discretion regarding the number of shares made available under this Plan. The Board may amend the Plan for any reason, except that if stockholder approval is required by federal or state laws or regulations or by the rules and regulations of a national securities exchange or the Nasdaq Stock Market, the amendment will not be effective until such approval.

In the event of a change in control of the Company or its Parent, the Plan shall terminate and all Target Awards shall be paid out immediately on a pro rata month-completed basis.

The Long Term Incentive Plan provides for adjustments in the number of shares subject to target awards in the event of stock dividends, stock splits, recapitalizations, consolidations, combination of shares or similar occurrences.

Delivery of shares will be in book entry form, with no further restrictions on the disposition of the stock subject, of course, to applicable restrictions imposed by the Securities and Exchange Commission on sales of stock by insiders and executive officers.

Federal Income Tax Consequences

A participant who receives a payout under this Plan will immediately realize ordinary income and Harleysville Group will be entitled to a deduction for federal income tax

purposes at the time of receipt in the same amount. The amount of income realized and the amount of the deduction will be the sum of the cash component of the award and the total fair market value of the stock so delivered.

If a participant disposes of shares of Company common stock acquired under this Plan, any amount received in excess of the value of the shares of common stock on which the participant has been previously taxed will be treated as long-term or short-term capital gain depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

To the extent that any receipt of cash or shares of stock is deferred, then there will be no income tax consequences to the participant or the Company until the cash or the shares are paid.

If approved by the stockholders, these revisions will apply to a three-year plan period commencing January 1, 2000 and to the last three years of the four-year period that commenced January 1, 1999 under the then current plan formula.

Estimated Benefits

The following table summarizes the estimated benefits available to the current Named Executive Officers and the other identified groups under the Long Term Incentive Plan Award Opportunity Targets for the three-year plan period 2000-2003.

Name and Position	Cash Target	Share Target
Walter R. Bateman Chairman, President & CEO	$224,640	54,299
Mark R. Cummins Executive Vice President	$ 95,305	5,733
Bruce J. Magee Senior Vice President	$ 74,165	3,718
E. Wayne Ratz Senior Vice President	$ 28,785	4,713
Dennis M. Hyland Senior Vice President	$ 28,185	4,615
Executive Group (9)	$688,820	90,655
Non-Executive Directors	$ 0	0
Non-Executive Officer Employees	$ 0	0

Vote Required

The affirmative vote of a majority of the shares of common stock present and entitled to vote at the Annual Meeting is required for the adoption of the Long Term Incentive Plan.

Your Board of Directors recommends a vote "FOR" the Long Term Incentive Plan.

Item 3. Approval of the Excess Stock Purchase Plan

On November 17, 1999, the Board of Directors adopted, subject to stockholder approval at the 2000 Annual Meeting, an Excess Stock Purchase Plan for all employees of the Company whose purchases of stock under the Employee Stock Purchase Plan are capped as a result of the purchase limitations found in Section 423 of the Internal Revenue Code which governs the operation of the Employee Stock Purchase Plan.

Section 423 of the Code places a limitation on purchases under the Employee Stock Purchase Plan of $25,000 in fair market value per year. This limit has not increased since 1964. Harleysville Group has had an Employee Stock Purchase Plan in effect since it went public in 1986. It is a requirement of Harleysville Group that officers at and above a certain paygrade own a certain amount of Harleysville Group stock. Salaries have increased over the years but the $25,000 fair market value limitation found in Section 423 has not, and the ability of some officers to make purchases under the Plan to meet their ownership goals is limited. Accordingly, the Board found it reasonable and appropriate to approve an Excess Stock Purchase Plan to enable current and future officers who are impacted by the limitations to purchase the shares they need to meet Company ownership requirements. At present approximately fifteen employees would be entitled to participate.

Operation of the Plan

The Plan is designed to run in tandem with the Employee Stock Purchase Plan. As a result, employees may enroll in the Employee Stock Purchase Plan up to the Plan's maximum purchase percentage of 15% of base salary. At the end of each subscription period, purchases will first be made under the Employee Stock Purchase Plan for an employee. However, to the extent that an employee is prevented from purchasing the amount sought by the imposition of the $25,000 fair market value cap for one year, the amounts withheld from an employee's pay will be used to purchase shares under the Excess Stock Purchase Plan at the same price as applicable to the Employee Stock Purchase Plan. That price is the lesser of 85% of the fair market value of a share of stock on the last trading day before the first day of the subscription period or 85% of the fair market value of such share on the last trading day of the subscription period but in no event less than $1.00 per share, the par value of a share of Company common stock. The fair market value of the stock will be the closing price of a share on the Nasdaq Market System for the applicable date.

As with the Employee Stock Purchase Plan, shares will be issued in book entry form. This means that at the end of the subscription period the employee will be credited with the number of shares including fractional shares produced by dividing the amount contributed during the subscription period by the purchase price. If an employee chooses, he or she may withdraw contributions to the Excess Stock Purchase Plan or the Employee Stock Purchase Plan at any time prior to the last day of the subscription period and receive the full amount of his or her contributions without interest.

The shares available under the Excess Stock Purchase Plan may be either authorized but unissued shares or treasury shares reacquired by the Company. Distribution of shares will be made only after the registration of such shares with the Securities and Exchange Commission or pursuant to exemptions from registration under applicable Securities and Exchange Commission rules and regulations.

The proceeds received by Harleysville Group from the purchase of shares will be added to the general funds of the Company.

The Excess Stock Purchase Plan will be administered by the Compensation and Personnel Development Committee of the Board of Directors of Harleysville Group (see Page 8 for the current members of that Committee). The Committee will have the general authority to interpret provisions of the Excess Stock Purchase Plan and enact such rules and regulations that it shall deem desirable for the administration of the Plan. The Committee will have no discretion regarding the number of shares made available to this Plan or the purchase price for the shares of stock. The Board may amend the Plan for any reason, except that if stockholder approval is required by federal or state laws or regulations or by the rules and regulations of a national securities exchange or the Nasdaq stock market, the amendment will not be effective until such approval.

The Excess Stock Purchase Plan provides for adjustments in the number of shares allocated to it because of stock split, stock dividend, merger, consolidation, combination of shares or similar occurrence.

Federal Income Tax Consequences

Unlike shares purchased under the Employee Stock Purchase Plan, an employee who purchases shares under the Excess Stock Purchase Plan will immediately realize income and the Company will be entitled to a deduction for federal income tax purposes at the time of the purchase. The amount of income realized and the amount of the deduction will be the difference between the purchase price paid by an employee and the fair market value of a share of stock on the day of purchase multiplied by the number of shares so purchased. The Company will be entitled to a deduction equal to the amount that the employee is required to treat as ordinary income.

If an employee disposes of shares of common stock acquired under the Excess Stock Purchase Plan, any amount received in excess of the value of the shares of common stock on which the employee has been previously taxed will be treated as long-term or short-term capital gain depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

Estimated Benefits

The following table summarizes the estimated benefits that would have been available to the current Named Executive Officers and the other identified groups under the Excess Stock Purchase Plan if the Plan had existed in 1999.

Name and Position	Total Value	Number of Shares
Walter R. Bateman Chairman, President & CEO	$14,262	2,671
Mark R. Cummins Executive Vice President	$ 5,840	992
Bruce J. Magee Senior Vice President	$ 3,068	521
E. Wayne Ratz Senior Vice President	$ 2,363	401
Dennis M. Hyland Senior Vice President	$ 1,921	326
Executive Group (10)	$31,624	5,618
Non-Executive Directors	$ 0	0
Non-Executive Officer Employees	$21,161	919

Vote Required

The affirmative vote of a majority of the shares of common stock present and entitled to vote at the Annual Meeting is required for the adoption of the Excess Stock Purchase Plan.

Your Board of Directors recommends a vote "FOR" the Excess Stock Purchase Plan.

OWNERSHIP OF COMMON STOCK

Table I – 5% Stockholders

Those persons owning more than 5% of Harleysville Group stock as of December 31, 1999 are set forth below. On that date there were 28,812,086 shares of Harleysville Group stock held by stockholders.

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of Class
	Sole	Shared	Sole	Shared		
Harleysville Mutual Insurance Company Harleysville, PA 19438	16,295,951		16,295,951		16,295,951	56.6%
Dimensional Fund Advisers, Inc. 1299 Ocean Ave. Santa Monica, CA 90401	1,515,644		1,515,644		1,515,644	5.2%
Capital Group International, Inc. 11100 Santa Monica Blvd., Suite 1500 Los Angeles, CA 90025	1,033,200		1,461,200		1,461,200	5.0%

Table II – Beneficial Ownership of Directors & Executive Officers

This table shows Harleysville Group stock holdings of Directors, Nominees, Named Executive Officers (who are the CEO and the next four most highly paid executive officers), and all executive officers as a group as of February 15, 2000. The ‘‘aggregate number of shares beneficially owned’’ listed in the second column includes the numbers listed in the third and fourth columns. For a description of the Restricted Stock, please see the Directors' Equity Award Program on page 11. On February 15, 2000, there were 28,939,921 shares of Harleysville Group stock held by stockholders.

Name	Aggregate Number Of Shares Beneficially Owned	Right to Acquire w/in 60 days (number of shares)	Number of Shares of Restricted Stock Owned	Percent of Shares (less than 1% unless indicated)
Walter R. Bateman	204,647	142,336	5,646	
Lowell R. Beck	12,951	8,000	0	
Michael L. Browne	25,344	16,300	5,646	
Robert D. Buzzell	23,799	15,040	5,646	
Mirian M. Graddick	0	0	0	
Joseph E. McMenamin	4,000	4,000	0	
Frank E. Reed	29,184	16,300	5,646	
Jerry S. Rosenbloom	30,261	10,000	5,646	
William E. Strasburg	35,017	10,000	5,646	
Mark R. Cummins	74,652	66,717	0	
Bruce J. Magee	66,911	52,505	0	
E. Wayne Ratz	20,705	17,921	0	
Dennis M. Hyland	60,641	50,559	0	
All directors & executive officers as a group (19)	748,672	535,440	33,876	3%

Disclaimer of Beneficial Ownership

The following directors and officers disclaim beneficial ownership of certain shares included in the totals above: Michael Browne disclaims beneficial ownership of 130 shares held by him as custodian for a minor child.

REPORT OF COMPENSATION AND PERSONNEL DEVELOPMENT COMMITTEE

Compensation Philosophy

The Compensation and Personnel Development Committee of the Board of Directors (the ''Compensation Committee''), which consists entirely of outside directors as defined in section 162(m) of the Internal Revenue Code, has established a management compensation program designed to further the attainment of the Company's strategic goals of growth and profitability and thus enhance shareholder value. In order to achieve these strategic goals, the Company has identified four principles to guide its compensation program. The program must:

- Attract, retain and motivate talented executives;
- Reward competencies and behaviors critical to the Company's success;
- Offer total compensation levels that are consistent with the performance of the executive measured against other executives both within the Company and within the industry;
- Focus executives on performance goals and measures that are the key to the Company's success by providing variable compensation programs linked to creation of shareholder value.

Compensation Methodology

The Harleysville Group compensation program is designed to enable Harleysville Group to fairly compete for talented and experienced staff with companies of similar size whether publicly or privately held. Data from many different insurance and other companies are employed to determine proper competitive compensation levels for an organization the size of Harleysville. As a result, the group from which data are gathered and used is not the same as the peer group represented on the Stock Performance Charts which includes all NASDAQ traded property/casualty companies regardless of size, or other characteristics, although data from many of the same companies may be employed.

Total compensation is comprised of fixed compensation (annual base salary), variable compensation (annual and long term incentive plans), and stock options. Prior to 2000 in determining total compensation, Harleysville Group targeted fixed compensation at the market median, while total target compensation was targeted at the midpoint of the second quartile. For 2000, the market was reviewed and total target compensation was retargeted at the 50th percentile. This total compensation target is designed to enable the organization to attract and retain high-performing executives and to reward above average performance, while a flexible mix between base salary and variable compensation permits higher potential of pay for those positions where performance results are highly measurable and where the value of those results to the Company is clear and significant.

In order that compensation policies benefit all companies in the organization, a Harleysville Mutual-only non-employee director participates in the determination of compensation philosophy, methodology and goals applicable to executives. All decisions of the Compensation Committee regarding fixed and variable compensation are currently subject to review by the Board of Directors.

The individual components of total compensation and how they function are described below:

- *Base Salary*

Consistent with the compensation philosophy, annual base salary is designed to be competitive within the industry. Each position in the Company is placed in an appropriate paygrade whose midpoint level is set at the median pay for that position when compared to the industry on a size adjusted basis. A salary range based on the midpoint is then developed for that paygrade. An individual officer's salary within his or her paygrade is determined each November for the following year and is based on a combination of his or her individual performance and that of the Company, the weightings of which may change from year to year. To evaluate Company performance, the Compensation Committee compares the Company's overall corporate performance against the insurance industry in terms of comparison of return on equity, combined ratio and premium growth. The term combined ratio is a standard term of measurement in the property/casualty insurance industry and means the ratio produced by adding (1) the ratio of losses, loss adjustment expenses, and policyholder dividends to net earned premiums and (2) the ratio of underwriting expenses to net written premium. The figure then is expressed as a percentage.

- *Annual Incentive Compensation*

The Company each year adopts targets under its Senior Management Incentive Compensation Plan in order to direct executive officer attention to the attainment of significant annual corporate goals. For the 1999 Plan, the goals included: combined ratio goals for the entire Harleysville organization's property/casualty results; a return on equity goal; a premium growth goal; and service and processing timeliness goals. The weightings for each factor were: combined ratio 30%; return on equity 30%; premium growth 25%; and service and processing goals 15%. The Plan is designed to pay a target award at a level of 15% to 30% of annual salary depending on position when the target goals are achieved. Payouts may be as large as 200% of the target award if actual performance exceeds the target. Consistent with the Compensation Committee's philosophy, the size of the award range is determined for the Chief Executive Officer specifically and executive officers generally based on an analysis of the appropriate competitive total compensation package that is typically available for executive officers of a property/casualty insurance company of similar size. There is no payout under the Plan unless the combined after-tax net income as reported on the Combined Annual Statement of Harleysville Mutual Insurance Company and its affiliated property and casualty insurers plus after-tax net income resulting to Harleysville Group from management agreements is at least 2% of the combined net earned premium as shown on such statement. The Combined Annual Statement is a financial statement required to be filed with state insurance regulatory authorities. It includes financial information on a combined basis for all property/casualty insurance companies owned by Harleysville Group and Harleysville Mutual. The payouts for 1997, 1998 and 1999 reflect that all the target goals were not fully attained in those years. For 2000, the Company has adopted distinct goals for the Chief Investment Officer that provide incentives for investment performance in addition to corporate performance goals. The goals and the weightings for each are 10% for combined ratio; 30% for return on equity; 50% for equity investment performance; and 10% for fixed income investment performance.

- *Long Term Incentive Compensation*

The Company also established a Long Term Incentive Plan designed primarily to reward those senior executive officers of Harleysville Group involved in establishing the Company's strategy for the attainment of long term return on equity goals. Since the Plan's inception in 1988 and up to and including the Plan period beginning in 1999, target goals have been set each year for the next four-year period. Awards are designed to provide payments at the end of each successive four-year performance period in an amount that is a percentage of each participant's salary at January 1st of the first year of each period, with the amount of payment dependent upon a combination of Harleysville Group's annual rate of return on equity (''ROE'') and direct written premium growth over the four-year period. Potential target awards for each year are designed to range from 15% to 45% of a participant's salary depending upon officer level. A target amount is payable if Harleysville Group's average ROE exceeds certain levels of targeted ROE. There is a maximum payment of 150% of target award if Harleysville Group's ROE exceeds certain higher levels of targeted ROE. If ROE falls between the target level and the maximum level, then the amount of the award is prorated accordingly. Once an ROE of 8% is achieved, an additional incentive award based on direct written premium growth takes effect. If less than the targeted level of ROE is reached, a reduced percentage of the target award may be granted. In the event that ROE falls below a stated level, a negative percentage of the target award will be assessed, and previously credited awards will be proportionately reduced. Under the terms of the Long Term Incentive Plan, the Compensation Committee retains discretion, subject to Plan limits, to modify the terms of outstanding awards to take into account the effect of unforeseen or extraordinary events and accounting changes. Awards, if earned, are paid in cash at the end of the four-year performance period. Cash payments made under awards for the four-year periods 1994-1997, 1995-1998 and 1996-1999 are reported in the Summary Compensation Table on page 26 under the years 1997, 1998 and 1999 respectively, although paid in the following year. For the period beginning in 1999, the target ROE goal is 12% per year, and, if ROE is 8% or greater per year, an additional incentive may be paid if direct written premium growth is at least 5% in that year. The target for the final three years will change however if the revised Long Term Incentive Plan is approved by the stockholders. The other Plan periods commenced in 1997 and 1998 will not be impacted by the revision to the Long Term Incentive Plan. The size of the award opportunity is determined for the Chief Executive Officer specifically and executive officers generally based on the same factors referenced under Annual Incentive Compensation above. The actual payout under the Plan for the four-year period ending in 1999 is 115% of target for Mr. Bateman and the other Named Executive Officers who participate. This payout level was based on the ROE being higher than the target return for two of the four years, i.e., 1997 and 1998. See the chart on page 29 for further information on payouts under this Plan. In 1999, the Committee, with the assistance of an outside compensation and benefits consulting firm, recommended to the Board, which so approved, a revised Plan that includes a stock component and bases the award solely on relative total shareholder return compared to other property/casualty industry stocks. See Page 12 for a full description of this Plan which must be approved by shareholders.

- *Stock Options*

Pursuant to the terms of the Equity Incentive Plan, each year the Compensation Committee grants stock options to officers and key employees of Harleysville Group.

Because stock option grants are a component of a compensation target, these awards do not take into account options already held by the officer. Awards are based on an objective formula that seeks to achieve, in combination with the other components of compensation, the total compensation target established by the Compensation Committee for the paygrade level of the executive position. The Compensation Committee generally uses the Black-Scholes option value method to determine the value of the stock option grant component of compensation and awards the number of stock options whose total value equals the target amount. Additionally, in 1999, because of the volatility of the stock market, grants were kept at the same level as in 1998 to maintain a competitive compensation target. Based upon the recommendation of the CEO, an officer may not receive a grant award in any one year or may receive a lesser grant if that officer's performance for the prior year does not meet expectations. However, in order to receive stock options at a level necessary to keep total compensation at the target level, executive officers above a certain level, including Mr. Bateman and all Named Executive Officers, must own an annually increasing number of shares of Harleysville Group stock, which for Mr. Bateman and the Named Executive Officers annually is the number of shares equal in value to 10% of a figure equal to 90% of the salary grade midpoint for the Named Executive Officer. In 1999, all such officers owned at least the required minimum number of shares. The stock option grants to the Named Executive Officers in 1999 are set out on the Summary Compensation Table on page 26 and the Option Grant Table on page 28. All stock options granted under the Equity Incentive Plan in 1999, as well as in 1998 and 1997, have been non-qualified options receiving no special tax benefit, have an exercise price equal to the fair market value of a share of common stock on the date of grant, have a term of 10 years, and vest at the rate of 50% each on the first and second anniversary dates of award, except that options become immediately exercisable upon an optionee's retirement, death or disability. Retired optionees, age 61 and younger, may exercise the options within one year of retirement, and retired optionees, age 62 and older, may exercise the options granted prior to May 1997 within 2 years after retirement and the options granted May 1997 and after within 5 years after retirement if the options do not otherwise expire. The exercise price may be paid by delivery of already owned shares. The Compensation Committee may, in its discretion, accelerate the exercisability of options in the event of a merger, consolidation or other change in control of Harleysville Group. The Company has never repriced stock options and has no current intention to do so.

Chief Executive Officer Compensation

Mr. Bateman's compensation for 1999 as set forth in the Summary Compensation Table on page 26 was based on the factors set forth above. His total compensation, composed of base salary, annual incentive compensation, long-term compensation and stock option grants, reflects both a target compensation package commensurate with similar officers within the insurance industry peer group as well as an evaluation of his personal and company performance on both a qualitative and quantitative basis.

Mr. Bateman's base salary paid in 1999 was determined in November 1998 based upon a review of Mr. Bateman's and the Company's results in 1998. All the key financial indicators were positive in 1998. Direct written premiums increased 11.2% with total revenues increasing 7.6%, resulting in a 17.1% gain in net income. The combined ratio decreased 0.3 points to 103.2% while ROE increased to 14.8%, 0.4 points higher than

1997. Diluted operating earnings increased from $1.86 per share in 1997 to $2.15 per share in 1998. Stockholders equity increased from $446.5 million to $529.7 million, with book value increasing from $15.49 to $18.17 per share. The total return on Company stock was 9.8%. On the qualitative side, the Compensation Committee recognized Mr. Bateman's continued efforts in reducing exposure to weather catastrophes, progress in the information technology area and efforts in the market development area.

Mr. Bateman's annual incentive compensation plan payout of $128,267 for 1999 was based on a formula that reflected attainment of 46.5% of the ROE award goal; 200% of the premium growth award goal; 85% of the service award goals; and 40% of the combined ratio award goal. Likewise, the payout of $192,752 for the long term incentive plan for the period 1996 to 1999 was based on the attainment of higher than goal ROE targets in 1997 and 1998. Finally, the award of stock options in May 1999 was based on the appropriate formula applied to Mr. Bateman's salary paygrade.

Internal Revenue Code Impact

Internal Revenue Code Section 162(m) imposes conditions on the full deductibility of compensation in excess of $1 million. The Compensation Committee has reviewed, and continues to review, the potential consequences to the Company of this section. This section had no impact on the Company in 1999 and it is not expected to have any impact on the Company in 2000 inasmuch as the compensation levels other than from stock option exercises are below the $1 million figure, and any income from stock option exercises is fully deductible under the current requirements of Section 162(m). Upon approval by stockholders, the revised Long Term Incentive Plan payouts for the periods 2000-2002 and after will also satisfy the requirements of Section 162(m).

Submitted by the Compensation & Personnel Development Committee of the Board of Directors:

William E. Strasburg, Chairperson
Michael L. Browne
Robert D. Buzzell
Jerry S. Rosenbloom

STOCK PERFORMANCE CHART

The following graph shows changes over the past 5-year period (all full calendar-year periods) in the value of $100 invested in (1) Harleysville Group Common Stock; (2) the NASDAQ Stock Market index; and (3) the Peer Group index. All values are as of the last trading day of each year.

Comparison of 5-Year Cumulative Total Stockholder Return



600
500
400
300
200
100
0
DOLLARS

	1994	1995	1996	1997	1998	1999
Harleysville Group	100	137.09	133.01	214.15	235.29	133.70
NASDAQ	100	141.34	173.89	213.07	300.25	542.43
Peer Group	100	140.04	153.45	232.11	198.11	149.24

YEARS

The year-end values of each investment shown in the preceding graph is based on share price appreciation plus dividends, with the dividends reinvested as of the day such dividends were ex-dividend. The calculations exclude trading commissions and taxes. Total stockholder returns from each investment, whether measured in dollars or percentages, can be calculated from the year-end investment values shown beneath each graph.

The graph was prepared by the Center for Research in Security Prices (“CRSP”). The NASDAQ Stock Market index includes all U.S. Companies in NASDAQ and the Peer Group index includes 72 NASDAQ Company stocks in SIC Major Group 633 (SIC 6330-6339: U.S. and foreign, fire, marine and casualty insurance). A complete list of these companies may be obtained from CRSP at the University of Chicago Graduate School of Business, 1101 East 58th Street, Chicago, Illinois, 60637; (773) 702-7467. CRSP reweights the indices daily, using the market capitalization on the previous trading day.

SUMMARY COMPENSATION TABLE

This table indicates, for the last three fiscal years, cash and other compensation paid to the Named Executive Officers.

Name and Principal Position as of December 31, 1999	Year	Annual Compensation		Long-Term Compensation Awards	Payouts	All Other Compensation
		Salary	Bonus	Securities Underlying Stock Options (# of shares)	Long-Term Incentive Payouts	
Walter R. Bateman Chairman, President & Chief Executive Officer	1999 1998 1997	$482,300 $414,600 $389,300	$128,267 $123,748 $ 96,728	37,648 32,736 32,736	$192,752 $227,159 $160,059	$28,938 $24,876 $22,858
Mark R. Cummins Executive Vice President, Chief Investment Officer & Treasurer	1999 1998 1997	$263,100 $239,338 $221,900	$ 53,145 $ 51,326 $ 36,872	14,038 14,038 14,038	$ 61,019 $ 71,897 $ 48,433	$22,776 $14,360 $13,314
Bruce J. Magee Senior Vice President & Chief Financial Officer	1999 1998 1997	$204,700 $183,600 $172,400	$ 36,949 $ 35,678 $ 27,885	12,205 10,614 10,614	$ 47,626 $ 54,340 $ 36,665	$12,282 $11,016 $10,326
E. Wayne Ratz Senior Vice President & Chief Information Officer	1999 1998 1997	$185,400 $174,900 $134,260	$ 32,162 $ 35,678 $ 22,698	10,614 10,614 12,614	0 0 0	$11,124 $10,494 $24,985
Dennis M. Hyland Senior Vice President Home Office Operations	1999 1998 1997	$181,500 $159,857 $145,300	$ 32,162 $ 33,036 $ 24,248	10,614 9,230 9,230	0 0 0	$10,890 $ 9,568 $ 8,717

Cash bonuses under the Senior Management Incentive Bonus Plan for services rendered in fiscal years 1999, 1998, and 1997, have been listed in the year earned, but were actually paid in the following year. Cash bonuses under the Long Term Incentive Plan for services rendered in fiscal years,1994-1997, 1995-1998 and 1996-1999 have been listed in 1997, 1998 and 1999 respectively, although paid in the subsequent year.

The terms of stock options granted in fiscal years 1997, 1998 and 1999 are described in the Report of the Compensation and Personnel Development Committee beginning on page 20.

Executive officers are eligible to participate in a tax-qualified Extra Compensation Plan (a 401(k) plan) and an Unqualified Match Program (“Excess Match”) for executives whose benefits under the Extra Compensation Plan are affected by participation limits imposed on higher-paid individuals by federal tax law. Provided net income as a percentage of premium earned meets or exceeds prescribed limits set by the Board of Directors each

year, there is a 25%, 50%, 75% or 100% match to the Extra Compensation Plan for all employee participants and an allocation under the Excess Match for a percentage of each higher-paid participant's salary up to 6%. The amounts shown under ''All Other Compensation'' reflect contributions to the Extra Compensation Plan (a) for 1999, of $10,000 on behalf of each of the Named Executive Officers to match 1999 pre-tax elective deferral contributions made by each to the Extra Compensation Plan; (b) for 1998, of $9,600 on behalf of each of the Named Executive Officers to match 1998 pre-tax elective deferral contributions made by each to the Extra Compensation Plan except for Mr. Hyland who received $9,568; and for 1997, of $9,500 on behalf of each of the Named Executive Officers to match 1997 pre-tax elective deferral contributions made by each to the Extra Compensation Plan except for Mr. Ratz who received $3,300 and Mr. Hyland who received $8,717; the remainder of each amount is the allocation for each Named Executive Officer under the Excess Match, except the amount for Mr. Ratz for 1997 also includes $21,685 in relocation expenses.

Severance Arrangements

In 1999 the Company entered into agreements with the Named Executive Officers that provide for compensation to be paid to the Named Executive Officers in the event of both a change in control of the Harleysville Group or its parent Harleysville Mutual and a substantial change in status of such Named Executive Officer. Changes in status include diminution of responsibilities, reduction in pay, failure to continue comparable incentive plans, change of place of employment, or termination of employment, if they occur within three years of change in control and are not for cause, e.g., the Named Executive Officer's failure to perform his or her duties or willful conduct that injures the Company. The compensation to be paid to the CEO is 2.99 times, and the compensation to be paid to the other Named Executive Officers is 2 times, the sum of annual base salary and the average annual incentive target awards over the past three years, plus the prorated long term incentive plan targets for all plans in which the Named Executive Officer participates, and the value of any stock options which may not legally be exercised at time of change of control. The compensation may be paid in a lump sum or periodically at the election of the Named Executive Officer. A Named Executive Officer may also receive funds to pay any resulting excise tax payable and will receive comparable welfare benefit plans for three years.

Spencer M. Roman, who would otherwise have been a Named Executive Officer, terminated service with the Company in October 1999. In connection therewith, he has continued to receive compensation at his annual rate of $224,700, which may continue, at the latest, through October 2000. He will also receive $44,270 in lieu of the annual incentive compensation and $47,626 in lieu of the long term incentive compensation payable for 1999.

OPTION GRANTS IN 1999

This table shows the number and value of stock options granted to the Named Executive Officers in 1999.

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Present Value
Walter R. Bateman	37,648	11%	$19.625	5/25/09	$214,970
Mark R. Cummins	14,038	4%	$19.625	5/25/09	$ 80,157
Bruce J. Magee	12,205	4%	$19.625	5/25/09	$ 69,691
E. Wayne Ratz	10,614	3%	$19.625	5/25/09	$ 60,606
Dennis M. Hyland	10,614	3%	$19.625	5/25/09	$ 60,606

In calendar year 1999, Harleysville Group granted a total of 357,293 options representing the right to purchase 357,293 shares of common stock to 146 officers and key employees under the Equity Incentive Plan.

The Grant Date Present Value was determined using the Black-Scholes option pricing model. These numbers are calculated based on the requirements promulgated by the SEC and do not reflect Harleysville Group's estimate of future stock price growth. Use of this model should not be viewed in any way as a forecast of the future performance of Harleysville Group's common stock, which will be determined by future events and unknown factors.

For a description of the option plan, please see page 22.

OPTION EXERCISES & YEAR-END VALUES

This table shows the number and value of stock options exercised in 1999 and the value of unexercised options as of the end of 1999 for the Named Executive Officers during 1999. Year-end value is calculated using the difference between the option exercise price and $14.25 (year-end stock price) multiplied by the number of shares underlying the option.

Name	No. of Shares Acquired on Exercise	Value Realized	No. of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Year-End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Walter R. Bateman	16,000	$259,552	142,336	54,016	$143,725	$0
Mark R. Cummins	0	$0	66,717	21,057	$ 68,260	$0
Bruce J. Magee	0	$0	52,505	17,512	$ 82,675	$0
E. Wayne Ratz	0	$0	17,921	15,921	$0	$0
Dennis M. Hyland	0	$0	50,559	15,229	$ 88,828	$0

LONG TERM INCENTIVE PLAN PERFORMANCE OPPORTUNITY AWARDS IN LAST FISCAL YEAR

The table shows the range of potential payouts under the Plan for a four-year performance period commencing in 1999. Four-year performance periods under the Plan were completed in 1997, 1998 and 1999 and actual payments thereunder are shown in the Summary Compensation Table on page 26 for those years.

Name	Performance or Other Period Until Maturation or Payout	Target Award Percent of 1/1/99 Salary	Estimated Future Payments Under Non-Stock Price Based Plans		
			Threshold	Target	Maximum
Walter R. Bateman	4 years	45%	$0	$217,035	$325,553
Mark R. Cummins	4 years	35%	$0	$ 92,085	$138,127
Bruce J. Magee	4 years	35%	$0	$ 71,645	$107,468
E. Wayne Ratz	N/A	0	$0	$0	$0
Dennis M. Hyland	4 years	15%	$0	$ 27,225	$ 40,838

For a description of the current long term incentive compensation plan, please see page 22.

PENSION PLANS

These tables show estimated annual benefits payable upon retirement to the Named Executive Officers under the qualified Pension Plan in conjunction with a non-qualified Supplemental Pension Plan.

Pension Plan Table I shows the estimated annual benefits payable upon retirement under the Pension Plans to Mr. Bateman, Mr. Hyland and Mr. Magee, who were first employed prior to January 1, 1989.

TABLE I

Average 5 Year Base Salary plus Annual Incentive @ 12/31/99	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$600,000	$109,205	$163,807	$218,410	$273,012	$273,012	$273,012
$550,000	$ 99,830	$149,745	$199,660	$249,575	$249,575	$249,575
$500,000	$ 90,455	$135,682	$180,910	$226,137	$226,137	$226,137
$450,000	$ 81,080	$121,620	$162,160	$202,700	$202,700	$202,700
$400,000	$ 71,705	$107,557	$143,410	$179,262	$179,262	$179,262
$350,000	$ 62,330	$ 93,495	$124,660	$155,825	$155,825	$158,825
$300,000	$ 52,955	$ 79,432	$105,910	$132,837	$132,837	$132,837
$250,000	$ 43,580	$ 65,370	$ 87,160	$108,950	$108,950	$108,950
$200,000	$ 34,205	$ 51,307	$ 68,410	$ 85,512	$ 85,512	$ 85,512
$175,000	$ 29,517	$ 44,276	$ 59,035	$ 73,793	$ 73,793	$ 73,793
$150,000	$ 24,830	$ 37,245	$ 49,660	$ 62,075	$ 62,075	$ 62,075

Pension Plan Table II shows the estimated annual benefits payable upon retirement under the Pension Plans to Mr. Cummins and Mr. Ratz, who were first employed after January 1, 1989.

TABLE II

Average 5 Year Base Salary Plus Annual Incentive @ 12/31/99	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$600,000	$95,847	$150,024	$205,524	$261,024	$261,024	$261,024
$550,000	$87,722	$136,149	$187,024	$273,899	$273,899	$273,899
$500,000	$79,597	$122,274	$168,524	$214,744	$214,744	$214,744
$450,000	$71,472	$108,399	$150,024	$191,649	$191,649	$191,649
$400,000	$63,347	$ 95,021	$131,524	$168,524	$168,524	$168,524
$350,000	$55,222	$ 82,833	$113,024	$145,399	$145,399	$145,399
$300,000	$47,097	$ 70,646	$ 94,524	$122,274	$122,274	$122,274
$250,000	$38,972	$ 58,458	$ 77,944	$ 99,149	$ 99,149	$ 99,149
$200,000	$30,847	$ 46,271	$ 61,694	$ 77,118	$ 77,118	$ 77,118
$175,000	$26,785	$ 40,177	$ 53,569	$ 66,961	$ 69,961	$ 69,961
$150,000	$22,722	$ 34,083	$ 45,444	$ 56,805	$ 56,805	$ 56,805

A pension is based on the highest five-year average of credited salary plus average annual incentive compensation. The benefits reflected in the charts assume that a Named Executive Officer receives an annual incentive compensation equal to 20% of his or her annual base salary.

For the purposes of the Pension Plans, executive officers named in the Summary Compensation Table have been credited with the following years of service: Mr. Bateman, 12 years; Mr. Cummins, 8 years; Mr. Magee, 14 years; Mr. Ratz, 3 years; and Mr. Hyland, 25 years.

The retirement benefits shown in the Pension Plan Tables assume that benefits will be payable at age 65 in the form of a single life annuity, and are not subject to any deduction for Social Security or other offset amounts. For the purposes of calculating benefits under the Pension Plans, no Named Executive Officer may be credited with more than 25 years of service.

TRANSACTIONS WITH HARLEYSVILLE MUTUAL

Harleysville Group was formed by Harleysville Mutual in 1979. It was a wholly-owned subsidiary of Harleysville Mutual until June 1986, when Harleysville Mutual sold shares of Harleysville Group's common stock in a public offering. Harleysville Mutual's ownership of Harleysville Group's outstanding common stock was reduced from 100% to approximately 70% at that time. In April 1992, Harleysville Mutual sold additional shares of its Harleysville Group common stock holdings, further reducing Harleysville Mutual's ownership to approximately 55%. Harleysville Group's operations are interrelated with the operations of Harleysville Mutual. Harleysville Group believes that its various transactions with Harleysville Mutual, of which the material ones are summarized herein, have been fair to Harleysville Group and equal to those terms that could have been negotiated with an independent third party.

Under a lease effective January 1, 1995, Harleysville Mutual rents the home office property from a partnership owned by Harleysville Group for a five-year term at a base rent of $2.75 million. Harleysville Mutual may also pay additional rent, based on a formula, for any additions, improvements or renovations. There was an additional rental payment of $62 thousand made in 1999. Harleysville Mutual is also responsible for all operating expenses including maintenance and repairs. The base rent and formula for additional charges are based upon an appraisal obtained from an independent real estate appraiser. Harleysville Mutual and Harleysville Group and their respective affiliates share these facilities, and the expenses thereof are allocated according to an intercompany allocation agreement. A new five year lease was effective January 1, 2000 at a base rent of $3.42 million.

Harleysville Group provides certain management services to Harleysville Mutual and its property/casualty affiliates. Under related agreements, Harleysville Group serves as the paymaster for the Harleysville companies, with each company being charged for its proportionate share of salary and employee benefits expense based upon time allocation. Harleysville Group received a fee of $6.8 million in 1999 for its services under these management agreements.

Harleysville Group borrowed approximately $18.5 million from Harleysville Mutual in connection with the acquisition of Mid-America Insurance Company and New York Casualty Insurance Company in 1991. It was a demand loan with a stated maturity in March 1998. In February 1998 the maturity was extended to March 2005 and the interest rate became LIBOR plus .65%, which was a commercially reasonable market rate in 1998.

Harleysville Group's property/casualty insurance subsidiaries participate in an underwriting pool with Harleysville Mutual whereby such subsidiaries cede to Harleysville Mutual all of their insurance business and assume from Harleysville Mutual an amount equal to their participation in the pooling agreement. All losses and loss settlement and other underwriting expenses are prorated among the parties on the basis of participation in the pooling agreement. The agreement pertains to all insurance business written or earned on or after January 1, 1986, and Harleysville Group's pool participants are not liable for losses occurring prior to January 1, 1986. Harleysville Group's participation in 1999 was 72%. The pooling agreement may be amended or terminated by agreement of the parties. Information describing the pool arrangement is contained in Harleysville Group's 1999 Annual Report to Stockholders.

The property/casualty insurance subsidiaries of Harleysville Group entered into a reinsurance agreement with Harleysville Mutual, effective January 1, 1997, whereby Harleysville Mutual reinsures the property/casualty insurance company subsidiaries of Harleysville Group on a post-pooled basis for property losses as a result of catastrophes, excluding earthquakes and hurricanes, incurred in a quarter. Harleysville Mutual in turn pays to the subsidiaries in the event of covered catastrophes 100% of the subsidiaries' accumulated net loss in a quarter in excess of their retention (or deductible), which for 1999 was their pooling percentage times $5 million, up to a maximum net loss equaling $20 million times the subsidiaries' total pooling percentages. The premium paid by the subsidiaries of Harleysville Group to Harleysville Mutual in 1999 was $6.9 million. Further information about the reinsurance agreement is contained in Harleysville Group's 1999 Annual Report to Stockholders.

SECTION 16 REPORTING COMPLIANCE

Harleysville Group believes that for 1999 its officers, directors and 10% shareholders complied with the requirements of Section 16 of the Securities Exchange Act of 1934 based on a review of forms filed, or written notice that no annual forms were required.